Exhibit 99.1

Kamada Pre-Announces Certain Preliminary Financial Results for Second Quarter and First
Six Months of 2017

Company Expects to Record Strongest Quarterly Revenues in History

Kamada Expects to Report Full Financial Results for Second Quarter and Six Months Ended June
30, 2017, and Host Conference Call on August 1, 2017

Rehovot, Israel – July 27, 2017 -- Kamada Ltd. (Nasdaq & TASE: KMDA), a plasma-derived protein therapeutics company focused on orphan indications, today announced certain preliminary unaudited financial results as of and for the three and six months ended June 30, 2017.

Preliminary Unaudited Financial Highlights for the Three Months Ended June 30, 2017:

•	Total revenues are $32.5 million, a 71% increase from the $19.1 million reported in the second quarter of 2016.
•
Revenues from the Proprietary Products segment of $26.8 million, a 122% increase from the $12.1 million reported in the second quarter of 2016.  This includes approximately $11.5 million in revenues that were delayed from the first quarter of 2017.

•	Revenues from the Distributions segment are $5.7 million, an 18% decrease from the $7.0 million reported in the second quarter of 2016.
•	Gross profit anticipated to be in the range of $11.0 million and $12.0 million, which would represent an increase of between 95% and 113% from the $5.6 million in the second quarter of 2016.
•	Gross margin in the Proprietary Products segment is expected to be between 38% and 41%, and between 15% and 16% in the Distributions segment.

Preliminary Unaudited Financial Highlights for the Six Months Ended June 30, 2017:

•	Total revenues are $44.2 million, a 31% increase from $33.9 million in the first six months of 2016.
•	Revenues from the Proprietary Products segment of $33.5 million, a 44% increase from $23.2 million in the first six months of 2016.
•	Revenues from the Distributions segment are $10.7 million, essentially flat with the $10.6 million reported in the first six months of 2016.
•	Gross profit anticipated to be in the range of $13.5 million and $14.5 million, which would represent an increase of between 30% and 39% from the $10.4 million in the first six months of 2016.
•	Gross margin in the Proprietary Products segment is expected to be between 35% and 38%, and between 15% and 16% in the Distributions segment.
•	As of June 30, 2017, the Company had cash ,cash equivalents and short-term investments of $26.9 million, compared with $28.6 million as of December 31, 2016.

The preliminary information and estimates set forth above contain forward-looking statements. You should not place undue reliance on such preliminary information and estimates because they may prove to be materially inaccurate.  The preliminary information have not been compiled or examined by our independent registered public accounting firm and they are subject to revision as we prepare our unaudited consolidated financial statements as of and for the period ended June 30, 2017, including all disclosures required by International Financial Reporting Standards, or IFRS, as interpreted by the International Accounting Standards Board, or IASB, and as our independent registered public accounting firm conducts certain procedures with respect to these financial statements. While we believe that such preliminary information and estimates are based on reasonable assumptions, actual results may vary, and such variations may be material. Factors that could cause our preliminary information and estimates to differ from the indications presented above include, but are not limited to: (i) additional adjustments in the calculation of, or application of accounting principles for, the financial results for the period ended June 30, 2017; (ii) discovery of new information that impacts these results; and (iii) accounting changes required by IFRS as interpreted by IASB.

Second Quarter and Six Months Ended June 30 2017 Earnings Release and Conference Call Details

Kamada intends to release its full second quarter and six months ended June 30, 2017 financial results on August 1, 2017.

Kamada management will host an investment community conference call on Tuesday, August 1 at 8:30 am Eastern Time to discuss these results and answer questions. Shareholders and other interested parties may participate in the conference call by dialing 888-221-9591 (from within the U.S.), 1 80 924 6042 (from Israel), or 719-325-4893 (International) and entering the conference identification number: 2753969. The call will also be webcast live on the Internet on the Company’s website at www.kamada.com.

A replay of the call will be accessible two hours after its completion through August 15 by dialing 844-512-2921 (from within the U.S.) or 412-317-6671 (from outside the U.S.) and entering the conference identification number: 2753969. The call will also be archived for 90 days on the Company’s website at www.kamada.com.

About Kamada

Kamada Ltd. is focused on plasma-derived protein therapeutics for orphan indications, and has a commercial product portfolio and a robust late-stage product pipeline. The Company uses its proprietary platform technology and know-how for the extraction and purification of proteins from human plasma to produce Alpha-1 Antitrypsin (AAT) in a highly-purified, liquid form, as well as other plasma-derived Immune globulins.  AAT is a protein derived from human plasma with known and newly-discovered therapeutic roles given its immunomodulatory, anti-inflammatory, tissue-protective and antimicrobial properties. The Company’s flagship product is GLASSIA®, the first and only liquid, ready-to-use, intravenous plasma-derived AAT product approved by the U.S. Food and Drug Administration. Kamada markets GLASSIA® in the U.S. through a strategic partnership with Baxalta (now part of Shire plc) and in other counties through local distributors.  In addition to GLASSIA®, Kamada has a product line of seven other pharmaceutical products administered by injection or infusion, that are marketed through distributors in more than 15 countries, including Israel, Russia, Brazil, India and other countries in Latin America and Asia. Kamada has five late-stage plasma-derived protein product candidates in development, including an inhaled formulation of AAT for the treatment of AAT deficiency. In addition, Kamada's intravenous AAT is in development for other indications such as type-1 diabetes, GvHD and prevention of lung transplant rejection. Kamada also leverages its expertise and presence in the plasma-derived protein therapeutics market by distributing more than 10 complementary products in Israel that are manufactured by third parties.

Cautionary Note Regarding Forward-Looking Statements
This release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts, such as statements regarding assumptions and results related to financial results forecast, commercial results, timing and results of clinical trials and EMA and U.S. FDA submissions and authorizations.  Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions.  Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, unexpected results of clinical trials, delays or denial in the U.S. FDA or the EMA approval process, additional competition in the AATD market, further regulatory delays and the impact of general economic, industry or political conditions in the U.S., Israel or otherwise.  The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

###

CONTACTS:
Gil Efron
Deputy CEO & Chief Financial Officer
IR@kamada.com

Bob Yedid
LifeSci Advisors, LLC
646-597-6989
Bob@LifeSciAdvisors.com